EXHIBIT 21.0
Subsidiaries of the Registrant

Parent
Heritage Financial Corporation

Subsidiaries	Percentage Owned	State or Other Jurisdiction of Incorporation or Organization
HBCDE, LLC	100.0%	Washington
HBCDE Partner, LLC	100.0%	Washington
HBCDE Sub-CDE 1, LLC	100.0%	Washington
HBCDE Sub-CDE 2, LLC	100.0%	Washington
HBCDE Sub-CDE 3, LLC	100.0%	Washington
HBCDE Sub-CDE 4, LLC	100.0%	Washington
Heritage Bank	100.0%	Washington
Washington Banking Master Trust	100.0%	Delaware